Adam W. Finerman direct dial: 212.589.4233 afinerman@bakerlaw.com

May 3, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Perry Hindin and Laura McKinzie

Re:	Focused Compounding Fund, LP
Parks! America, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed April 30, 2024 by Focused Compounding Fund, LP, Focused Compounding Capital Management, LLC, Andrew Kuhn, Geoff Gannon, Jacob McDonough, and Ralph Molina
File No. 000-51254

Ladies and Gentlemen:

Focused Compounding Fund, LP (“Focused Compounding,” “we,” “us” or “our”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) dated May 2, 2024 (the “Comment Letter”) for the contested preliminary proxy statement we filed with the Commission on April 30, 2024 (File No. 000-51254) relating to Parks! America, Inc. (the “Company”).

Revised Preliminary Proxy Statement filed April 30, 2024

Votes Required for Approval, page 22

1.	We note your revised disclosure in this section and on page 17 regarding “broker non-votes, if any” (emphasis added). Per your response to our prior comment 5, brokers do not have discretionary voting authority with respect to any of the proposals so there should be no broker non-votes. Please revise your disclosure accordingly or advise.

The referenced disclosure has been revised to remove the language quoted in the above comment so that such disclosure no longer contemplates receiving broker non-votes and now also notes in each instance under the heading “Votes Required For Approval” that no broker non-votes are expected to be received.

Solicitation of Proxies, page 24

2.	We note your response to our prior comment 7. Given your prior disclosure that employees of the Focused Compounding Group would solicit proxies, please confirm in your response that your revised disclosure complies with the requirement under Item 4(b)(2) of Schedule 14A to “describe the class or classes of employees [employed to solicit security holders] and the manner and nature of their employment for such purpose.” Alternatively, provide such disclosure.

We believe the disclosure as revised in response to prior comment 7 complies with the requirements under Item 4(b)(2) of Schedule 14A. The only two employees of Focused Compounding Fund, LP and Focused Compounding Capital Management, LLC are (i) Andrew Kuhn, and (ii) Geoffrey Gannon. They are both principals, not regular employees, and so there are no regular employees of Focused Compounding Fund, LP or Focused Compounding Capital Management, LLC that have been or are to be employed to solicit security holders to disclose under Item 4(b)(2). The remaining participants (i.e. Jacob McDonough and Ralph Molina) are individual director-nominees who have no employees, and so no disclosure under Item 4(b)(2) is applicable with respect to such remaining participants.

General

3.	We note that, in response to our prior comment 6, the definition of “Participant” now includes Focused Compounding, which is defined as “Focused Compounding Fund, LP . . . (together with its affiliates).” To the extent there are any such affiliates, they must be included on the cover page of the Schedule 14A and the disclosure required under Item 5(b) of Schedule 14A must be provided with respect to each affiliate. If there are no such affiliates, please revise accordingly.

The only affiliate of Focused Compounding Fund, LP is Focused Compounding Capital Management, LLC, which is disclosed on the cover page. Considering this, we have revised the definition of Focused Compounding to remove the phrase “together with its affiliates” so that the definition of Focused Compounding now reads as, “Focused Compounding Fund, LP, a Delaware limited partnership (‘Focused Compounding’ or ‘we’).”

4.	We note your disclosure throughout the proxy statement (e.g., on pages 1 and 11) that shareholders “may also vote for or against up to three (3) of the Company’s six (6) nominees.” Please clarify your description of the voting options to avoid any implication that shareholders cannot vote on your proxy card for or against as many Company Nominees as they wish, provided they do not vote for more than seven nominees overall.

In each instance throughout the proxy statement where the language quoted in the above comment appears, the disclosure has been revised to add the following sentence: “Shareholders are permitted to vote for fewer than seven (7) nominees or for any combination (up to seven (7) total) of the Focused Nominees and the Company’s nominees on the BLUE universal proxy card.” Additionally, each instance of the language quoted in the above comment has been limited by adding the clause “If you vote for all four (4) Focused Nominees,” so that the scenario in which shareholders may vote for or against “up to three (3) Company nominees” is no longer referred to as generally applicable.

5.	Refer to your disclosure on pages 3, 16, and 21 and on the proxy card that under-voted proxies “will be voted only as directed, and ‘against’ the other nominees.” Please provide your detailed legal analysis for how this approach is consistent with CDI Question 139.08.

We have revised the language quoted in the above comment to be consistent with CDI Question 139.08. As revised, such disclosure does not suggest that we will use discretionary authority to vote shares represented by undervoted proxy cards. Each of the four (4) instances of the language quoted in the above comment has been revised to remove “, AND AGAINST THE OTHER NOMINEES” so that the sentence in each instance reads as, “YOU MAY SUBMIT VOTES FOR UP TO SEVEN (7) NOMINEES. IF YOU MARK FEWER THAN SEVEN (7) ‘FOR’ BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD WILL BE VOTED ONLY AS DIRECTED.”

6.	Please list the Company Nominees in alphabetical order by last name. See Rule 14a- 19(e)(4).

In each instance within the proxy statement where Company nominees have been listed, the order has been revised so that the Company nominees are now listed in alphabetical order by last name in compliance with Rule 14a-19(e)(4).

Please direct your questions or comments to Adam Finerman of BakerHostetler, who is representing Focused Compounding in this securities matter, at (212) 589-4233 or afinerman@bakerlaw.com. Thank you for your assistance.

/s/ Adam Finerman
Partner

cc:	Adam Finerman (afinerman@bakerlaw.com) Matthew Sferrazza (msferrazza@bakerlaw.com)